Exhibit 99.1

January 31, 2020

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 204.10 of the NYSE Listed Company Manual, please find attached a press release being issued by the Company for your records.

Thanking you,
For Wipro Limited

M Sanaulla Khan
Company Secretary
ENCL: As above

Wipro CEO and MD Abidali Z Neemuchwala steps down

To hold office until successor is appointed

East Brunswick, New Jersey, USA and Bangalore, India - January 31, 2020: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company today announced that Chief Executive Officer and Managing Director Abidali Z Neemuchwala has decided to step down due to family commitments.

The Board of Directors has initiated a search to identify the next Chief Executive Officer. Abid will continue to hold the office of CEO & Managing Director until a successor is appointed for a smooth transition and to ensure that business continues as usual.

Rishad Premji, Chairman said, “We thank Abid for his leadership and his contributions to Wipro. Over the last four years, Abid helped build a strong execution mindset, drove key acquisitions and scaled our Digital business globally. We wish him the very best for the future.”

Abidali Z Neemuchwala, Chief Executive Officer and Managing Director said, “It has been my honour and privilege to serve Wipro, a company with a rich legacy of almost 75 years. We have made considerable progress in our transformation journey, improved our delivery engine and institutionalised deeper client centricity. I thank Azim Premji, Rishad, our Board of Directors, my Wipro colleagues and customers for their support over the years.”

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Media Contact:	Investor Relations Contact:

Vipin Nair	Aparna Iyer
iyer.aparna@wipro.com
Vipin.nair1@wipro.com
Abhishek Kumar Jain
abhishekkumar.jain@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.